UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

YUME, INC.

(Name of Subject Company)

REDWOOD MERGER SUB I, INC.

(Offeror)

RHYTHMONE PLC

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Ted Hastings

251 Kearny Street, 2nd Floor

San Francisco, CA 94108

(415) 655-1450

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ted Hastings RhythmOne plc 251 Kearny Street, 2nd Floor San Francisco, California 94108 (415) 655-1450	Mile T. Kurta John Emanoilidis Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 (212) 880-6000	Paul Porrini Amy Rothstein YuMe, Inc. 1204 Middlefield Road Redwood City, California 94063 (650) 591-9400	James J. Masetti Christina F. Pearson Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233- 4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,750,297.10	$19,390.91

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on based on (a) the product of (i) $4.35, the average of the high and low sales prices per share of YuMe, Inc. (“YuMe”) common stock on December 28, 2017, as reported by the New York Stock Exchange, and (ii) 35,804,666, the estimated number of YuMe common stock to be exchanged in the Transactions.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the estimated transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,707.02	Filing Party: RhythmOne plc
Form or Registration No.: Form F-4	Date Filed: December 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by RhythmOne plc, a public limited company incorporated and registered in England and Wales with company number 06223359 (“RhythmOne”) and Redwood Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of RhythmOne (“Purchaser”). This Schedule TO relates to the offer (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”) by the Purchaser and RhythmOne to exchange for each outstanding share of common stock (“YuMe Share”) of YuMe, Inc., a Delaware corporation (“YuMe”), a combination of cash and stock consideration for their YuMe Shares. For each YuMe Share held, YuMe stockholders are being offered (i) $1.70 in cash without interest, and (ii) 0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), which gives effect to the 10-for-1 share consolidation of RhythmOne Shares implemented on September 25, 2017.

RhythmOne has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 on December 22, 2017, as amended (the “Registration Statement”), relating to the Offer. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) hereto (the “Prospectus/Offer to Exchange”), and the related letter of transmittal, which is filed as Exhibit (a)(1)(A) hereto (the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by RhythmOne or the Purchaser, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger and Reorganization, dated September 4, 2017, by and among RhythmOne, Purchaser, Redwood Merger Sub II, Inc. (“Merger Sub Two”), and YuMe, a copy of which is incorporated as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1.	Summary Term Sheet.

The information required by Item 1001 of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers About The Offer” and “Summary” and is incorporated into this Schedule TO by reference.

Item 2.	Subject Company Information.

The information required by Item 1002(a) of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “Summary — The Companies — YuMe” and is incorporated into this Schedule TO by reference.

The information required by Item 1002(b) of Regulation M-A is set forth in the section of the Prospectus entitled “The Offer — The Offer” and is incorporated into this Schedule TO by reference.

The information required by Item 1002(c) of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “Comparative Per Share Market Price and Dividend Information” is incorporated into this Schedule TO by reference.

Item 3.	Identity and Background of Filing Person.

The information required by Items 1003(a)-(c) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Information about Purchaser and Merger Sub Two” and “Information about RhythmOne” and is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

The information required by Item 1004(a) of Regulation M-A, except for the information required by Item 1004(a)(1)(ix), which is not applicable, is set forth in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference, including the sections of the Prospectus/Offer to Exchange entitled “Background to and

Reasons for the Transactions,” “The Offer”,“The Merger Agreement,” “The Tender and Support Agreement,” “Material U.S. Federal Income Tax Considerations,” and “Comparison of Shareholders’ Rights,” as well as Annex A and Annex B of the Prospectus/Offer to Exchange and the information set forth in the Letter of Transmittal is incorporated into this Schedule TO by reference, including the section of the Letter of Transmittal entitled “Instructions Forming Part of the Terms and Conditions of the Offer.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information required by Item 1005(a) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Related Party Transactions” and “Interests of Certain Persons in the Transactions” and is incorporated into this Schedule TO by reference.

The information required by Item 1005(b) of Regulation M-A is set forth in the sections of the Prospectus entitled “Information about Purchaser and Merger Sub Two,” “Background to and Reasons for the Transactions,” “Merger Agreement,” and “Tender and Support Agreement” and is incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information required by Item 1006(a) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — RhythmOne’s Reasons for the Transactions” and “Background to and Reasons for the Transactions — YuMe’s Reasons for the Transactions” and is incorporated into this Schedule TO by reference.

The information required by Items 1006(c)(1)-(5) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — RhythmOne’s Reasons for the Transactions,” “The Offer” and “The Merger Agreement” and is incorporated into this Schedule TO by reference.

The information required by Items 1006(c)(6)-(7) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — NYSE Listing,” “Background to and Reasons for the Transactions — Registration Under the Exchange Act” and “The Merger Agreement — Exchange Delisting Matters” and is incorporated into this Schedule TO by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information required by Item 1007(a) of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — Sources and Amount of Funds” and is incorporated into this Schedule TO by reference.

The information required by Item 1007(b) of Regulation M-A is not applicable.

The information required by Item 1007(d) of Regulation M-A is set forth in the sections of Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — Sources and Amount of Funds” and “Management’s Discussion and Analysis of RhythmOne — Liquidity and Capital Resources — Indebtedness” and is incorporated into this Schedule TO by reference.

Item 8.	Interest in Securities of the Subject Company.

The information required by Item 8 of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “Interests of Certain Persons in the Transactions — Certain Other Relationships with YuMe” and is incorporated into this Schedule TO by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information required by Item 1009(a) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — Opinion of YuMe’s Financial Advisor,” “The Offer — Exchange of Shares” and “The Merger Agreement — Expenses” and is incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

The information required by Items 1010(a) and (b) of Regulation M-A is set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Consolidated Financial Information of RhythmOne,” “Selected Historical Consolidated Financial Information of YuMe,” “Selected Unaudited Pro Forma Condensed Combined Financial Information,” “Unaudited Comparative Historical and Pro Forma Per Share Information”, and the consolidated financial statements of RhythmOne and its subsidiaries and the accompanying notes included in the Prospectus/Offer to Exchange, and is incorporated into this Schedule TO by reference.

Item 11.	Additional Information.

The information required by Item 1011(a)(1) of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “Interests of Certain Persons in the Transactions.”

The information required by Items 1011(a)(2)-(3) of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “The Merger Agreement — Efforts; Antitrust Filings.”

The information required by Item 1011(a)(4) of Regulation M-A is set forth in the section of the Prospectus/Offer to Exchange entitled “Background to and Reasons for the Transactions — Registration Under the Exchange Act.”

All of the above information is herein incorporated by reference. The information required by Item 1011(a)(5) of Regulation M-A is not applicable.

The information required by Item 1011(c) of Regulation M-A is set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal, and to the extent not already incorporated herein by reference, is incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to RhythmOne’s Amendment No. 1 to the Registration Statement on Form F-4 filed on January 4, 2018).

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to RhythmOne’s Amendment No. 1 to the Registration Statement on Form F-4 filed on January 4, 2018).

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to RhythmOne’s Amendment No. 1 to the Registration Statement on Form F-4 filed on January 4, 2018).

(a)(2)	Recommendation Statement of YuMe’s board of directors (incorporated herein by reference to the Registration Statement on Form F-4 filed by RhythmOne on December 22, 2017 and by reference to Schedule 14D-9 filed by YuMe on January 4, 2018).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(a)(5)(i)	Joint Press Release issued by YuMe and RhythmOne, dated September 5, 2017, announcing entry into the Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by YuMe with the SEC on September 5, 2017).

(a)(5)(ii)	Press release issued by RhythmOne, dated September 5, 2017, announcing entry into the Agreement and Plan of Merger and Reorganization and Consolidation of Share Capital (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017)

(a)(5)(iii)	Letter to the Employees of RhythmOne (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(iv)	RhythmOne Employee Q&A (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(v)	RhythmOne Slide Presentation entitled “RhythmOne plc (LSE AIM: RTHM) Agreement to Acquire YuMe Inc. (NYSE: YUME) Adds High-Value Video Inventory and Premium Demand to Unified Platform” dated September 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(vi)	RhythmOne Information Circular and Notice of General Meeting dated September 7, 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 7, 2017).

(a)(5)(vii)	Email from James Murphy, VP, Programmatic of RhythmOne to RhythmOne’s DSP partners (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 11, 2017).

(a)(5)(viii)	Press release announcing results of RhythmOne’s General Meeting (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 25, 2017).

Exhibit No.	Description

(a)(5)(ix)	Press release announcing H12018 Trading Update (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on October 17, 2017).

(a)(5)(x)	RhythmOne Slide Presentation entitled “RhythmOne PLC Company Overview” dated November 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on November 7, 2017).

(a)(5)(xi)	Press release announcing unaudited first half financial year 2018 results (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 4, 2017).

(a)(5)(xii)	RhythmOne Slide Presentation entitled “RhythmOne PLC H12018 Results” dated December 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 4, 2017).

(a)(5)(xiii)	Excerpts from RhythmOne 2018 Half year Results Presentation Conference Call (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 5, 2017).

(a)(5)(xiv)	Excerpts from ExchangeWire Q&A with Dan Slivjanovski, CMO, RhythmOne (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 21, 2017).

(a)(5)(xv)	Press release announcing commencement of exchange offer to acquire YuMe, Inc.

(b)(1)	Credit Agreement, dated as of November 8, 2017, by and between RhythmOne, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC, Perk Inc., the several lenders thereto and Silicon Valley Bank and certain other lenders party thereto (incorporated by reference to Exhibit 4.1 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(b)(2)	Subordinated Loan and Security Agreement, dated as of November 8, 2017, by and between Silicon Valley Bank, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC and Perk Inc. (incorporated by reference to Exhibit 4.2 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(d)(1)	Agreement and Plan of Merger and Reorganization, dated September 4, 2017, by and between RhythmOne, Purchaser, Merger Sub Two and YuMe (incorporated by reference to Exhibit 2.1 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(d)(2)	Tender and Support Agreement, dated September 4, 2017, by and between RhythmOne, Purchaser, Merger Sub Two and certain stockholders of YuMe (incorporated by reference to Exhibit 10.6 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

REDWOOD MERGER SUB I, INC.

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer

RHYTHMONE PLC

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to RhythmOne’s Amendment No. 1 to the Registration Statement on Form F-4 filed on January 4, 2018).

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to RhythmOne’s Amendment No. 1 to the Registration Statement on Form F-4 filed on January 4, 2018).

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to RhythmOne’s Amendment No. 1 to the Registration Statement on Form F-4 filed on January 4, 2018).

(a)(2)	Recommendation Statement of YuMe’s board of directors (incorporated herein by reference to the Registration Statement on Form F-4 filed by RhythmOne on December 22, 2017 and by reference to Schedule 14D-9 filed by YuMe on January 4, 2018).

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(a)(5)(i)	Joint Press Release issued by YuMe and RhythmOne, dated September 5, 2017, announcing entry into the Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by YuMe with the SEC on September 5, 2017).

(a)(5)(ii)	Press release issued by RhythmOne, dated September 5, 2017, announcing entry into the Agreement and Plan of Merger and Reorganization and Consolidation of Share Capital (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017)

(a)(5)(iii)	Letter to the Employees of RhythmOne (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(iv)	RhythmOne Employee Q&A (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(v)	RhythmOne Slide Presentation entitled “RhythmOne plc (LSE AIM: RTHM) Agreement to Acquire YuMe Inc. (NYSE: YUME) Adds High-Value Video Inventory and Premium Demand to Unified Platform” dated September 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 5, 2017).

(a)(5)(vi)	RhythmOne Information Circular and Notice of General Meeting dated September 7, 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 7, 2017).

(a)(5)(vii)	Email from James Murphy, VP, Programmatic of RhythmOne to RhythmOne’s DSP partners (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 11, 2017).

(a)(5)(viii)	Press release announcing results of RhythmOne’s General Meeting (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on September 25, 2017).

(a)(5)(ix)	Press release announcing H12018 Trading Update (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on October 17, 2017).

Exhibit No.	Description

(a)(5)(x)	RhythmOne Slide Presentation entitled “RhythmOne PLC Company Overview” dated November 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on November 7, 2017).

(a)(5)(xi)	Press release announcing unaudited first half financial year 2018 results (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 4, 2017).

(a)(5)(xii)	RhythmOne Slide Presentation entitled “RhythmOne PLC H12018 Results” dated December 2017 (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 4, 2017).

(a)(5)(xiii)	Excerpts from RhythmOne 2018 Half year Results Presentation Conference Call (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 5, 2017).

(a)(5)(xiv)	Excerpts from ExchangeWire Q&A with Dan Slivjanovski, CMO, RhythmOne (incorporated by reference to RhythmOne’s filing pursuant to Rule 425 on December 21, 2017).

(a)(5)(xv)	Press release announcing commencement of exchange offer to acquire YuMe, Inc.

(b)(1)	Credit Agreement, dated as of November 8, 2017, by and between RhythmOne, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC, Perk Inc., the several lenders thereto and Silicon Valley Bank and certain other lenders party thereto (incorporated by reference to Exhibit 4.1 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(b)(2)	Subordinated Loan and Security Agreement, dated as of November 8, 2017, by and between Silicon Valley Bank, RhythmOne (US) Holding, Inc., RhythmOne, LLC, R1Demand, LLC and Perk Inc. (incorporated by reference to Exhibit 4.2 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(d)(1)	Agreement and Plan of Merger and Reorganization, dated September 4, 2017, by and between RhythmOne, Purchaser, Merger Sub Two and YuMe (incorporated by reference to Exhibit 2.1 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).

(d)(2)	Tender and Support Agreement, dated September 4, 2017, by and between RhythmOne, Purchaser, Merger Sub Two and certain stockholders of YuMe (incorporated by reference to Exhibit 10.6 to RhythmOne’s Registration Statement on Form F-4 filed on December 22, 2017).